Exhibit 99.1
SUZANO S.A.
Publicly Held Company
CNPJ/MF No. 16.404.287/0001-55
NIRE No. 29.300.016.331
MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON DECEMBER 10, 2024
1. Date, Time, and Venue: On December 10, 2024, at 11:30 a.m., its Board of Directors (“Board”) met at the branch of Suzano S.A. (“Company”), located at Av. Brigadeiro Faria Lima, 1355, 8th floor, in the City of São Paulo, State of São Paulo and via Company’s videoconference system.

2. Attendance: The following Directors of the Company attended the Meeting, representing their entirety: David Feffer (Chairman of the Board of Directors), Daniel Feffer (Vice-Chairman of the Board of Directors), Nildemar Secches (Vice-Chairman of the Board of Directors), Gabriela Feffer Moll, Maria Priscila Rodini Vansetti Machado, Paulo Rogerio Caffarelli, Paulo Sergio Kakinoff, Rodrigo Calvo Galindo and Walter Schalka. Also attended the meeting, as guests, Mr. João Alberto de Abreu, President of the Company and Mr. Marcos Moreno Chagas Assumpção, Executive Vice-President of Finance and Investor Relations and as the secretary.

3. Call: The meeting has been timely convened under article 13 of the Company’s Bylaws and clause 6.1 of the Board’s Internal Regulations.

4. Board Composition: the meeting was chaired by Mr. David Feffer and Mr. Marcos Moreno Chagas Assumpção acted as secretary.

5. Agenda: Approval of the Annual Budget 2025.

6. Minutes in Summary Form: The Directors approved unanimously and without reservations the drawing up of these minutes in summary form.

7. Presentation, discussions on the agenda, and resolutions:

7.1. The Directors, with the affirmative opinion from the Management and Finance Committee, unanimously and without reservations, approved pursuant to article 14(h) of the Bylaws of the Company, the proposed Annual Budget for fiscal year 2025, as per the provided material and the executive officers were authorized to invest and spend the amounts as envisaged in the Budget. Once the approval was completed, the topic was closed as the agenda.

8. Closing: There being no further matters to be discussed, the meeting was closed. The minutes of the Meeting were drawn up, read, and shall be signed in electronic form by all Directors in attendance, and such signatures shall have retroactive effect to the date of the meeting. It is recorded that the documents and submissions that supported the matters discussed in this meeting have been filed with the Governance Platform. Signatures: Members of the Board of Directors: David Feffer (Chairman of the Board of Directors),

Exhibit 99.1
Daniel Feffer (Vice-Chairman of the Board of Directors), Nildemar Secches (Vice-Chairman of the Board of Directors), Gabriela Feffer Moll (Board Member), Maria Priscila Rodini Vansetti Machado (Board Member), Paulo Rogerio Caffarelli (Board Member), Paulo Sergio Kakinoff (Board Member), Rodrigo Calvo Galindo (Board Member) and Walter Schalka (Board Member). This is a true copy of the original minutes drawn up in the Company’s records.

São Paulo, SP, December 10, 2024.

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Marcos Moreno Chagas Assumpção
Secretary

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